H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

October 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief

Re:	H.B. Fuller Company
Form 10-K for Fiscal Year Ended November 29, 2008
Definitive Proxy Statement on Form 14A filed March 2, 2009
File No. 001-09225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the report and proxy statement referenced above contained in your letter to the Company dated September 11, 2009. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

In a telephone call with Ms. Melissa Rocha, the Company informed Ms. Rocha that the Company’s response to your comment letter would be submitted electronically to the Commission on or before October 9, 2009. This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper courtesy copies of this letter by overnight courier to you, Melissa Rocha, Chambre Malone and Dieter King of the staff.

Form 10-K for Fiscal Year Ended November 29, 2008

Item 1. Business, page 3

1.	In future filings, please expand your discussion of the principal markets for and methods of distribution of each segment’s principal products and services. See Item 101(c)(i) of Regulation S-K.

In future Form 10-K report filings, in “Item 1. Business”, the Company will expand its discussion of the principal markets for and methods of distribution of each segment’s principal products and services.

United States Securities and Exchange Commission

October 9, 2009

Item 1A. Risk Factors, page 5

2.	In future filings, please revise this section of your filing to set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

In future Form 10-K report filings, in “Item 1A. Risk Factors”, the Company will set forth each risk factor under a subcaption that adequately describes the risk.

Item 3. Legal Proceedings, page 8

3.	With a view toward future disclosure, please provide us with the number of asbestos claims pending against you as of the end of your last fiscal year. If these claims are concentrated in one or a few courts (e.g., the New York Supreme Court for New York County in the State of New York), please identify those courts. In addition, please quantify the relief sought in these claims. If this information is not available, please tell us how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc. Finally, please tell us whether you believe it would be feasible to provide historical aggregated tabular disclosure about your asbestos litigation in the same or a similar manner to which you have provided historical aggregated tabular disclosure about your EIFS litigation. Please refer to Item 103 of Regulation S-K.

We believe that the disclosures regarding asbestos claims in the Company’s past filings provide more meaningful information to investors than an approach where the total number of claims made and the alleged damage amounts are specified. The matter of disclosures regarding the Company’s potential liability related to asbestos claims was raised in the Commission’s most recent review letter to the Company dated November 3, 2006. In its responses to this prior review by the Commission, the Company explained its approach related to its asbestos claims liability as follows:

“Accruals for asbestos claims are established at such time as it becomes probable that the Company will settle such a claim. To be considered probable, the plaintiff is required to have an asbestos-related disease and proof or evidence must exist that the plaintiff was exposed to asbestos-containing products made by the Company. We do not believe it would be meaningful to disclose the aggregate number of asbestos related claims made against the Company, because relatively few of these claims presented have exposure to asbestos-containing products made by the Company. Rather, we believe it is more meaningful to disclose the number of cases that have been settled.

* * *

Plaintiffs’ lawyers generally bring asbestos lawsuits against a large number of defendants. Some of these lawsuits are filed on behalf of multiple claimants. The damages alleged in the complaint are not tied to any particular product or defendant.

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October 9, 2009

In many, if not most, cases, the plaintiffs do not even allege a specific injury. Plaintiffs’ lawyers voluntarily dismiss many cases filed against the Company with no payment by the Company. For these reasons, we do not believe that alleged damages are an accurate indicator of the Company’s potential asbestos-related liabilities.”

The Company also agreed that its future filings would include the number of asbestos claims settled and the total amount paid by the Company in such settlements during the period covered by the filing.

By letter dated December 14, 2006, the Commission noted the Company’s response and asked that, in addition to the disclosure regarding settled claims, future filings include an explanation why the Company does not believe it would be meaningful to disclose the number of asbestos-related claims. In its January 16, 2007 response, the Company advised that it would include the following additional disclosure in its filings:

“The Company does not believe that it would be meaningful to disclose the aggregate number of asbestos-related claims filed against the Company, because relatively few of these claims presented are known to involve exposure to asbestos-containing products made by the Company. Rather the Company believes it is more meaningful to disclose the number of cases that are settled.”

We continue to believe that the manner in which the Company has discussed asbestos-related claims as reflected in the Form 10-K for the year ended November 29, 2008 (the “2008 Form 10-K Report”) is the best approach. We believe it would not be meaningful to disclose the aggregate number of asbestos-related claims in which a large number of companies (including the Company) that produced or sold products containing asbestos are named as defendants. In fact, disclosure of this number could be misinterpreted, because, of the thousands of these asbestos cases, relatively few are known to involve exposure to asbestos-containing products made by the Company. Accordingly, it is unknown how many of the asbestos-related claims will actually result in Company liability. Historically, many claims have been dismissed without any liability on the part of the Company.

In addition, the number of asbestos claims against the Company cannot be determined by the Company with certainty. First, a significant number of claims have been tendered to and are being defended by a third party pursuant to the provisions of a 1976 agreement under which the Company acquired a business from the third party. Because the third party is responsible for settling and tracking these claims, the Company does not have a way of verifying the accuracy of the number of reported claims. Second, the vast majority of asbestos claims against the Company have been filed in the New York Supreme Court for New York County in the State of New York. In 2002, the court established a “deferred” or inactive docket to deal with the “[m]ore than 21,000 asbestos-related personal injury actions,” the “great majority” of which were filed by individuals who were “unimpaired or minimally impaired.” New cases that are filed that do not meet the minimum criteria for consideration by the court are placed on the deferred docket. The Company has been named as a defendant in many of these inactive cases. However, the New York Supreme Court’s docketing system does not allow the Company to obtain an exact count of the number of cases on the deferred docket that are pending against the Company.

United States Securities and Exchange Commission

October 9, 2009

Because a large number of the asbestos claims made against the Company do not involve injuries attributable to products manufactured by the Company, and because the number of such claims cannot be accurately determined by the Company, we do not believe it would be meaningful to disclose the aggregate number of claims pending against the Company (or an estimate thereof) in the Company’s future filings.

We also believe that disclosure of the aggregate amount of damages sought in asbestos-related claims should not be included in the Company’s reports filed with the Commission. While some complaints filed against the Company contain allegations regarding damages, the allegations do not provide an accurate basis to assess the Company’s potential liability. For example, one complaint that was recently dismissed without any payment by the Company sought compensatory and punitive damages totaling $50 million.

Plaintiffs’ lawyers commonly sue dozens or even hundreds of defendants in each asbestos-related lawsuit. As a result, the damages alleged are not expressly identified as to the Company or any other defendant. We are unaware of any asbestos personal injury lawsuits in which only the Company is the sole named defendant. For these reasons, the Company does not consider the damages alleged to be a meaningful factor in its determination of any potential asbestos-related liability, and believes it is more meaningful to disclose amounts paid in settlement of cases.

As noted above, most of the asbestos claims against the Company have been filed in the New York Supreme Court for New York County. We do not believe this fact enhances our disclosure, but if the Commission believes this disclosure provides important information to investors, the Company will include the disclosure in future filings.

It is feasible to provide historical aggregated tabular disclosure regarding asbestos claims against the Company, so long as such information is limited to cases settled and amounts actually paid in settlement of those cases. In future Form 10-K report filings, the Company will include a table containing this information in a form similar to the table set forth below:

A summary of the number of settlements and settlement amounts in asbestos-related claims against the Company during each of the last three fiscal years is set forth below:

Fiscal Year	Number of Settlements	Settlements reached ($) (in thousands)	Insurance payments received or expected to be received ($) (in thousands)
2006	5	$613	$415

2007[1]	6	$405	$292

2008	5	$808	$599

[1]

As described in this report, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations to settle a number of asbestos-related claims. Amounts paid toward settlement of these cases are discussed separately in this report and are not included in this table.

United States Securities and Exchange Commission

October 9, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 16

Critical Accounting Policies and Significant Estimates, page 18

Pension and Other Postretirement Plan Assumptions, page 19

4.	You have maintained the same expected return on plan assets for the two fiscal years ended 2008. On page 19 you state the expected rate of return is a long term assumption based on “historic return trends of the asset portfolio combined with recent market conditions.” In future filings, revise to provide a more detailed discussion of your expected rate of return and to discuss the specific consideration you gave to the current economic market environment and the impact it has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans’ funded status and additional funding obligations you may have.

In future Form 10-K report filings, we will provide a more detailed discussion of the basis on which we determined the expected rate of return on plan assets. In addition, we will discuss the specific consideration we gave to the current economic market environment in arriving at the assumptions used to estimate net periodic benefit cost. Finally, we will address the effect of the economic market environment on the funded status of our defined benefit plans and potential additional plan funding obligations.

In our Form 10-Q for the quarter ended August 29, 2009 (the “Third Quarter 2009 Form 10-Q Report”), we added the following paragraph to the financial statement footnote relating to our pension plans:

In the third quarter of 2009, we contributed $10 million to our U.S. Pension Plan to, in part, meet regulatory funding requirements under the Pension Protection Act. The Act which was signed into law in August 2006, encourages employers to fully fund their defined benefit pension plans and meet incremental plan funding thresholds prior to 2011. In addition, the Act imposes certain consequences on our defined benefit plans if they do not meet certain minimum funding levels. Future contributions are dependent upon a number of factors, principally the changes in values of plan assets, changes in interest rates, and the impact of any funding relief currently under consideration. We are currently evaluating the need for further contributions to be made during the remainder of fiscal 2009.

In future filings, we will continue to disclose our current contributions to the plans and information regarding potential future plan funding requirements.

Recoverability of Long-Lived Assets, page 20

5.

You disclose on page 17 that in business components such as specialty construction and insulating glass, revenues tend to move with housing starts or other construction activity. Both specialty construction and insulating glass had 15% decreases in revenue during 2008, which contributed to the impairment charge taken on goodwill in the specialty construction unit. We further note your disclosure on page 29 which discusses the impact the US housing slowdown

United States Securities and Exchange Commission

October 9, 2009

has had on your customers. Considering the significant decreases in these reporting units, the most recent goodwill impairment charge and the overall impact of the global economic crisis, tell us what consideration was given to performing an impairment analysis of your long lived assets under paragraph 8 of SFAS 144, specifically addressing the significant customer relationship intangible recorded at November 29, 2008.

As required by SFAS 144, we assess on a quarterly basis whether there have been events or changes in circumstances which indicate that the carrying value of a long-lived asset (or asset group) may not be recoverable. In the fourth quarter of 2008, we concluded that the economic downturn, especially in construction-related markets, was a significant change in circumstances that could affect the recoverability of the carrying value of the TEC/Roanoke asset group in our specialty construction business component. Therefore, we performed an undiscounted cash flow analysis for this asset group. This analysis indicated that the carrying value of the TEC/Roanoke asset group would be recoverable, and, on this basis, we concluded that there was no impairment.

The following paragraph was included in Note 12 of the Third Quarter 2009 Form 10-Q Report:

Prior to performing the goodwill impairment assessment, we first concluded that the economic downturn, especially as it related to construction-related markets, in the latter part of 2008 was considered a triggering event according to paragraph 8 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This required us to assess the TEC/Roanoke asset group within the specialty construction business component to determine if the carrying value of the asset group exceeded its fair value. The primary asset within this asset group is the customer relationship intangible asset that had been acquired in the Roanoke acquisition in 2006. The net book value of the customer relationship intangible as of November 29, 2008 was $113.2 million. The carrying value of the entire asset group was $173.8 million. Our assessment determined that the projected undiscounted cash flows of the asset group over the remaining life of the customer relationship intangible asset were $292.2 million. This represented an excess to the carrying value of the asset group of $118.5 million; therefore our conclusion was that the assets were not impaired.

Results of Operations: 2008 Compared to 2007 and 2006, page 22

6.

We note that during 2008, cost of sales were significantly impacted by double digit growth in raw material prices. We further note that during the six months ending May 30, 2009, cost of sales significantly decreased as a result of a decrease in raw material prices. Your inventory policy on page 52 should discuss the impact certain commodity prices and changes in these prices, such as prices for resins and polymers as well as fuel costs, have had on your inventory balance. We note during 2008, your LIFO adjustment increased 22% and your inventory balance was impacted by inventory liquidations but then decreased 8% during the first two quarters of 2009. Additionally, we note in your Form 10-Q for the quarter ended May 30, 2009 that you had a “global focus on reducing inventories in response to changes in the business environment.”

United States Securities and Exchange Commission

October 9, 2009

Please tell us and disclose in future filings, any initiatives you have implemented to reduce inventory, the impact it has had or will have on operations and liquidity and the extent current market conditions may result in further adjustments to your inventory value.

We believe that the inventory policy in the footnotes to the financial statements on page 52 of the 2008 Form 10-K Report appropriately discusses our inventory valuation methodology. Changes in the price of key raw materials used in our products can have a significant impact on our results of operations, and we discussed the risks associated with increases in raw material costs in the “Risk Factors” section of Item 1A of the 2008 Form 10-K Report. The risks relate to both changes in raw material prices and the availability of raw materials.

We believe the financial impact of changes in raw material prices is more appropriately dealt with in the MD&A section of our filings than in the footnotes to the financial statements discussing significant accounting policies. In the MD&A section of past filings, we have discussed the impact of changes in inventory balances on both our results of operations and cash flows. There is a direct correlation between changes in raw material prices and the overall value of our inventory.

Our global focus on reducing inventories, as discussed in our Form 10-Q report for the quarter ended May 30, 2009, is part of our overall initiative to effectively manage net working capital, which consists of trade accounts receivable, inventory and trade payables. Given the recent decline in our sales volumes, we have focused on efforts to ensure that all components of our net working capital balance are managed to appropriate levels.

We have taken initiatives to reduce inventory in each of our four operating segments. These initiatives, which are ongoing, include a project to determine if we should “make to order” or “make to stock” certain product lines in North America, a focus on reducing inventory in the Asia Pacific region and the reformulation of products to reduce raw material costs for adhesive products in all four operating segments. In addition, we have implemented projects to improve operational efficiencies, and inventory reduction often occurs as a result of these projects. For example, the project to realign production in our North America operating segment for which we recorded a $1.1 million charge in the second quarter of 2009 was done primarily to reduce manufacturing costs in response to declining demand for this product line. Because we will have one less facility manufacturing this product line, inventory will be reduced.

Initiatives to reduce inventory are often part of broader operational initiatives and it is difficult to quantify the exact amount of inventory reduction due to a specific initiative. A key metric that we monitor closely is inventory days on hand, which we disclose in the MD&As of our filings. Changes in the inventory days on hand metric indicate how effective we are in managing the overall inventory balance. A reduction in the inventory days on hand improves the liquidity of the Company. As market conditions change, our inventory value will also change to efficiently support the current and expected sales and production volumes. In future filings, as appropriate, we will include an analysis of significant changes in our inventory balance as part of our overall net working capital analysis.

United States Securities and Exchange Commission

October 9, 2009

Financial Condition, Liquidity and Capital Resources, page 33

Lines of Credit, page 35

7.	Considering the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in your revolving line of credit agreements compared to the actual ratios. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our F AQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003

In the Third Quarter 2009 Form 10-Q Report, we disclosed the specific covenants contained in the agreements (the “Debt Agreements”) related to our revolving credit facility, term loan and debt private placements. We will include this information in future filings. The disclosure that we included in the Third Quarter 2009 Form 10-Q Report is set forth below:

Our credit agreements include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines and a significant increase in the cost of financing the Company. At August 29, 2009 we were in compliance with all covenants of our credit agreements as shown in the following table:

Covenant	Debt Instrument	Measurement	Result as of August 29, 2009
TTM EBITDA / TTM Interest Expense	Revolving Credit Facility and Term Loan	Not less than 2.5	15.81
Total Indebtedness / TTM EBITDA	Revolving Credit Facility and Term Loan	Not greater than 3.5	1.52
Total Debt / Total Capital	1994 and 1998 Private Placement	Not greater than 70%	27.5%
Total Stockholders’ Equity	1994 Private Placement	Not less than $150,000	$641,985
Total Stockholders’ Equity	1998 Private Placement	Not less than $200,000	$641,985

TTM = trailing 12 months

EBITDA is defined as income from continuing operations plus goodwill and other impairment charges plus interest expense plus income tax expense plus depreciation and amortization expense.

United States Securities and Exchange Commission

October 9, 2009

Total Indebtedness is defined as notes payable plus current installments of long-term debt plus long-term debt, excluding current installments plus maximum letters of credit drawing amount. As of August 29, 2009 the maximum letters of credit drawing amount was $3,158.

Total Debt is defined as notes payable plus current installments of long-term debt plus long-term debt, excluding current installments.

Total Capital is defined as total debt plus total stockholders’ equity.

* * *

As requested by the Commission, the computations used to determine compliance with the covenants contained in the Debt Agreements and corresponding reconciliations of non-GAAP amounts to GAAP amounts, if necessary, are set forth below:

Computations for quarter ended August 29, 2009

1.	TTM EBITDA / TTM Interest Expense

TTM EBITDA
Net Income from Continuing Operations	$16,680
Add back: Goodwill and other impairment charges	87,675
Add back: Interest Expense	10,257
Add back: Income Taxes	2,662
Add back: Depreciation & Amortization	44,887

TTM EBITDA	$162,161
TTM Interest Expense	$10,257
Ratio	15.81

2.	Total Indebtedness / TTM EBITDA

Total Indebtedness
Notes Payable – short term	$11,915
Current Installments – long-term debt	37,000
Long-Term Debt	195,000
Maximum letters of credit	3,158

Total Indebtedness	$247,073
TTM EBITDA (from above)	$162,161
Ratio	1.52

3.	Total Debt / Total Capital

Total Debt
Total Indebtedness (from above)	$247,073
Less: Maximum letters of credit	(3,158)

Total Debt	$243,915
Total Stockholders’ Equity	$641,985

Total Capital	$885,900
Ratio	27.5%

United States Securities and Exchange Commission

October 9, 2009

Covenants for Private Placement Debt:

4.	Total Stockholders’ Equity not less than $150,000
5.	Total Stockholders’ Equity not less than $200,000

Stockholders’ Equity as of August 29, 2009	$641,985

We believe the meaningful disclosure relating to the covenants contained in the Debt Agreements is whether the Company is in compliance with the covenants and the amount of cushion between the required ratios and the actual ratios. This information was included in the table contained in the Third Quarter 2009 Form 10-Q Report. On the other hand, the computational information above is overly detailed and does not contribute to a better understanding of the Company’s future ability to maintain compliance with the covenants contained in the Debt Agreements. In addition, the computational information contains non-GAAP financial information that would not otherwise be provided in the Company’s filings. Therefore, we do not believe the computational information should be included in future filings.

Forward-Looking Statements and Risk Factors, page 40

8.	In the last paragraph on page 41, you state that you may not have disclosed all risk factors in Item 1A of the Form 10-K. Please be advised that you must disclose all risks you believe are material at this time and may not qualify your disclosure in this manner. In future filings, please delete this and any other similar qualifications or limitations.

In future filings, the Company will delete this qualification.

Consolidated Statements of Stockholders’ Equity, page 47

9.	We note your line item “2-for-1 stock split” in your 2006 statement of stockholders’ equity. Please tell us how this presentation is appropriate and complies with SAB Topic 4:C.

We note your comment and acknowledge that, in accordance with SAB Topic 4:C, we should have adjusted the fiscal year 2006 opening stockholders’ equity balances for our 2-for-1 stock split rather than reflecting the impact in a separate line item in the statement of stockholders’ equity. Information for fiscal year 2006 will not be presented in our next Form 10-K report. However, in future filings, we will reflect the retroactive effect of any changes in our capital structure as required by SAB Topic 4:C.

We note that the Company did properly reflect the retroactive effect of the July 2006 stock split in the balance sheet and earnings per share calculations in the 2008 Form 10-K Report. In addition, we disclosed, in appropriate sections of the 2008 Form 10-K Report, that the information presented had been adjusted for the effect of the 2-for-1 stock split.

United States Securities and Exchange Commission

October 9, 2009

Item 15. Exhibits and Financial Statement Schedules, page 92

10.	We note that you have omitted the schedules and exhibits to Exhibit 10.16 and Exhibit 10.19 which you incorporate by reference to the Form 8-K filed December 19, 2005 and Form 8-K filed June 23, 2006. Please file a complete copy of both the credit agreement and the loan agreement, including all of the schedules and exhibits to these agreements, with your next Exchange Act report.

The Company has filed a complete copy of both the credit agreement and the loan agreement, including all amendments, schedules and exhibits to these agreements, as exhibits to the Third Quarter 2009 Form 10-Q Report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Annual Short-Term Incentive Program, page 27

11.	We note that you did not achieve your net operating income target for fiscal 2008. We further note that the compensation committee decided to pay discretionary short-term cash bonuses to the named executive officers in light of the factors identified on page 29. With a view toward future disclosure, please provide us with a materially complete analysis of how the committee reconciled its decision to pay these short-term cash bonuses with the committee’s stated pay-for-performance philosophy.

As noted in the Company’s proxy statement dated March 2, 2009 (the “2009 Proxy Statement”), the Company’s short-term cash incentive plan provides that the Compensation Committee may exercise discretion in awarding bonuses pursuant to the plan under extraordinary circumstances. The Compensation Committee believes that, in such circumstances, the award of annual cash bonuses is consistent with the Company’s pay-for-performance philosophy even if objective financial targets are not achieved. The Compensation Committee determined to pay cash incentive bonuses for the fiscal year ended November 29, 2008 despite the fact that the Company did not achieve 80% of its net operating income target. The Company’s actual net operating income results were at 76.1% of the target.

The Compensation Committee considered a number of factors in making the decision to pay short-term incentive bonuses. In analyzing whether such a decision was appropriate considering the Company’s pay-for-performance philosophy, the Compensation Committee determined that some reasons for the Company’s failure to meet its net operating income threshold were extraordinary and out of the control of the participants, such as unprecedented raw material price increases and a macroeconomic slowdown on a global basis during the fourth quarter of the fiscal year. Some other factors considered by the Compensation Committee were positive and were determined to be more within the control of the participants, including a top line trend reversal through the fiscal third quarter, the fact that the Company implemented early cost controls, the Company’s geographic expansion

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October 9, 2009

during the fiscal year, the completion of a structural benefits plan realignment, conservative cash management, and significant talent acquisition and upgrade and succession activities. In addition, the Company performed well in comparison to other companies in our industry.

In light of the negative factors that were beyond the control of the participants and the positive factors that were within their control, the Compensation Committee decided to fund discretionary short-term bonuses at a level below the targeted bonus amount (35% of the target amount). In addition, pay-for-performance criteria were followed in determining the amount of each individual award. Finally, the Company determined that there would be other benefits to the Company from paying the bonuses. Some of the other benefits of paying discretionary short-term incentive bonuses considered by the Compensation Committee were that such bonuses would help keep eligible employees motivated and engaged, foster loyalty and trust and help retain high performing/high potential employees.

Summary Compensation Table, page 38

12.	We note that you provide compensation data only for the last two fiscal years. Please tell us why you provided two years worth of data rather than three years worth of data. In this regard, we note your footnote disclosure concerning Messrs. Giertz and Owens. In future filings, please provide information concerning the compensation of the named executive officers for each of the last three completed fiscal years. See Item 402(c)(1) of Regulation S-K.

The reason that only two years worth of data were provided in the Summary Compensation Table in the 2009 Proxy Statement is that the Commission’s new executive compensation disclosure requirements first became applicable to the Company for its fiscal year ended December 1, 2007. Therefore, only two years of data were required in the 2008 Proxy Statement. In future filings, the Company will provide three years worth of data in the Summary Compensation Table.

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

United States Securities and Exchange Commission

October 9, 2009

If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

/s/ James R. Giertz

James R. Giertz
Senior Vice President and Chief Financial Officer

cc:	Melissa Rocha, Chambre Malone & Dieter King, Securities and Exchange Commission

Mr. Michele Volpi, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller